Filed Pursuant to Rule 433

Registration Statement No. 333-262548

PRESS RELEASE	FOR IMMEDIATE RELEASE

June 27, 2023

Chile Announces Exchange Offers for U.S. Dollar-Denominated Notes

Santiago, Chile: Today, the Republic of Chile (“Chile”) offered US$1.15 billion 4.950% Notes due 2036 (the “2036 Notes”) and US$1.1 billion 5.330% Notes due 2054 (the “2054 Notes” and, together with the 2036 Notes, the “New Notes”) for cash (the “New Notes Offering”), and announced the commencement of exchange offers for U.S. dollar-denominated notes (the “Invitation”), all as described below.

Pursuant to the Invitation, Chile is inviting holders of the notes set forth in the table below (the “Group A Notes” and the “Group B Notes”, which are collectively referred to herein as the “Eligible Notes”), subject to certain conditions set forth in invitation materials, to tender Eligible Notes in exchange for additional 2036 Notes or 2054 Notes, which, if issued, will be consolidated, form a single series, and be fully fungible with the corresponding series of New Notes offered pursuant to the New Notes Offering. Holders of Group A Notes are invited to submit offers to exchange them for either 2036 Notes or 2054 Notes, and holders of Group B Notes are invited to submit offers to exchange them for 2054 Notes. The aggregate outstanding principal amount of Eligible Notes is approximately US$6.48 billion.

The Invitation will expire at 5:00 p.m., New York City time, on Thursday, July 6, 2023 (the “Expiration Deadline”), unless extended or early terminated by Chile at its sole discretion. Withdrawal rights will expire at the Expiration Deadline. The Invitation’s settlement is expected to take place on Wednesday, July 12, 2023 (the “Expected Settlement Date”).

Group A Notes	ISIN	CUSIP	Common Code	Amount Outstanding as of the date of this Invitation		Eligible Notes Reference Treasury	Eligible Notes Spread
3.125% Notes due 2025	US168863BW77	168863BW7	115193795	US$	318,728,000	4.250% May 31, 2025	0
3.125% Notes due 2026	US168863CA49	168863 CA4	134687312	US$	709,316,000	4.125% June 15, 2026	20
3.240% Notes due 2028	US168863CF36	168863CF3	176683155	US$	2,000,000,000	3.625% May 31, 2028	50
2.450% Notes due 2031	US168863DP09	168863 DP0	217325153	US$	1,758,000,000	3.375% May 15,2033	65

Group B Notes
3.625% Notes due 2042	US168863BP27	168863BP2	168863BP2	US$	407,620,000	3.875% May 15, 2043	110
3.860% Notes due 2047	US168863CE60	168863CE6	162411667	US$	1,284,412,000	3.625% February 15, 2053	125

Subject to proration, holders that validly tender Eligible Notes will receive in exchange for each US$1,000 principal amount of Eligible Notes accepted for exchange, the New Notes applicable to the relevant Group having a principal amount equal to US$1,000 multiplied by the relevant Exchange Ratio (rounded down to the nearest multiple of US$1.00).

The “Exchange Ratio” for each series of Eligible Notes will be determined by dividing (i) the Eligible Notes Present Value of each such series of Eligible Notes, by (ii) the New Notes Present Value of the series of New Notes applicable to such series of Eligible Notes.

The “Eligible Notes Present Value” and the “New Notes Present Value” of each series will be equivalent to the present value of the remaining principal and interest payments for such series of Eligible Notes and New Notes, respectively, calculated at the corresponding Eligible Notes Applicable Yield and the New Notes Applicable Yield, respectively, in each case for value date as of the Expected Settlement Date.

The “Eligible Notes Applicable Yield” corresponding to each series of Eligible Notes will be determined as the sum of (i) the applicable Eligible Notes Spread as set forth in the table above, and (ii) the applicable yield to maturity on the related Eligible Notes Reference Treasury as set forth in the table above, which will be spotted at or around 10:00 a.m., New York City time, on the date of the Expiration Deadline.

The “New Notes Applicable Yield” corresponding to each series of New Notes will be determined as the sum of (a) the applicable New Notes Spread, and (ii) the applicable yield to maturity on the related New Notes Reference Treasury, which will be spotted at or around 10:00 a.m., New York City time, on the date of the Expiration Deadline.

The “New Notes Spread” is 123 basis points for the 2036 Notes and 148 basis points for the 2054 Notes, and the “New Notes Reference Treasury” is UST 3.375% due May 15, 2033 for the 2036 Notes and UST 3.625% due February 15, 2053 for the 2054 Notes, in each case as it was determined in connection with the pricing of the New Notes.

At or around 10:00 a.m., New York City time, on Thursday, July 6, 2023, Chile will determine the Exchange Ratio for each series of Eligible Notes based on its determination of the Eligible Notes Applicable Yield and the New Notes Applicable Yield applicable to each series of Eligible Notes and New Notes, respectively. As soon as practical after such determination is made, Chile will announce the Exchange Ratio applicable to each series of Eligible Notes, together with the Eligible Notes Applicable Yield and the New Notes Applicable Yield by press release. At or around 8:00 a.m., New York City time, or as soon as possible thereafter, on Friday, July 7, 2023, Chile will announce (i) the expected aggregate principal amount of each series of Eligible Notes to be accepted in the Invitation (which could be zero for one or more series); (ii) the expected aggregate principal amount of each series of New Notes to be issued pursuant to the Invitation; and (iii) the expected proration factor for each series of Eligible Notes, if any.

The Exchange Ratio accounts for any accrued and unpaid interest on the (i) Eligible Notes from and including the immediately previous interest payment date of such Eligible Notes, and (ii) New Notes from and including the original issue date of the New Notes issued for cash, in each case, to and excluding the Expected Settlement Date. Given that the Exchange Ratio accounts for such accrued and unpaid interest on the (i) Eligible Notes, Chile will not make a separate payment (in cash or otherwise) to holders, and (ii) New Notes, holders will make no separate payment (in cash or otherwise) to Chile, in connection therewith. The Expected Settlement Date will take place after the settlement of the New Notes Offering. The settlement of the Invitation is conditioned on the settlement of the New Notes Offering.

In the event the Invitation’s settlement date is delayed, the principal amount of New Notes that holders would be entitled to receive for the Eligible Notes tendered and accepted in the Invitation will not be adjusted; provided that if the settlement date is delayed for more than seven business days from the Expected Settlement Date, the Exchange Ratio will be adjusted to account for any accrued and unpaid interest on the Eligible Notes and New Notes to and excluding the settlement date, as communicated by Chile. The Exchange Ratio will not account for or include interest accrued on and after the expected settlement date on Eligible Notes accepted for exchange, and similarly it is not expected to account for interest accrued but unpaid on the New Notes on and after the Expected Settlement Date.

Chile reserves the right, in its sole discretion, not to accept tenders for, or issue, for any reason, any additional New Notes. The Invitation is being made pursuant to a prospectus supplement to be filed by Chile with the SEC.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by documents expected to be prepared in connection with the Invitation. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The Information and Depositary Agent for the Invitation is Global Bondholder Services Corporation. The website for the Invitation is: https://www.gbsc-usa.com/chile/. Any questions concerning the Invitation or requests for copies of the documents may be directed to the Information and Depositary Agent at the contact information provided below.

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (855) 654-2015

Email: contact@gbsc-usa.com

The Dealer Managers for the Invitation are:

Credit Agricole Securities (USA) Inc. 1301 Avenue of the Americas, 8th Floor New York, New York 10019 Email: us.liabilitymanagement@ca-cib.com Phone: +1 (866) 807-6030 Attention: Liability Management	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552 Email: liability.management@hsbcib.com	Santander US Capital Markets LLC 437 Madison Avenue, 7th Floor New York, New York 10022 Email: USDCMLM@santander.us Phone: +1 (212) 940-1442 Attention: Liability Management Team
Scotia Capital (USA) Inc. 250 Vesey St New York, New York 10281 Email: LM@scotiabank.com Phone: +1-833-498-1660 Attention: Liability Management Group		SG Americas Securities, LLC 245 Park Avenue New York, New York 10167 Email: liability.management@sgcib.com Phone: +1 855 851 2108 Attention: Liability Management

Questions regarding the Invitation may also be directed to the Dealer Managers at the above contacts.

Chile has filed a registration statement (including a prospectus) with the SEC for the offering of securities. Before you make any decision related to this communication, you should read the prospectus in that registration statement and other documents that Chile has filed with the SEC for more complete information about Chile and this announcement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile or any participating underwriter or dealer will arrange to send you the prospectus or any prospectus supplement in connection herewith if you request it by calling Credit Agricole Securities (USA) Inc., at +1 (866) 807-6030, HSBC Securities (USA) Inc., at +1 (866) 811-8049, Santander US Capital Markets LLC, at +1 (212) 940-1442, Scotia Capital (USA) Inc., at +1 (833) 498 1660, SG Americas Securities, LLC, at +1 855 851 2108.

The following additional information of Chile and regarding the New Notes is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/19957/000110465923072353/tm2318446d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

sec.gov/Archives/edgar/data/19957/000110465923075020/tm2319570d1_424b3.htm

Important Notice

This announcement is not an offer to exchange or a solicitation of an offer to sell the Eligible Notes. The Invitation is being made only by and pursuant to the terms of a prospectus to be filed with the SEC.

The distribution of materials relating to the New Notes Offering and the Invitation, and the transactions contemplated by the New Notes Offering and the Invitation, may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Invitation is being made only in those jurisdictions where it is legal to do so. The New Notes Offering and the Invitation are void in all jurisdictions where they are prohibited. If materials relating to the New Notes Offering or the Invitation come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering and the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Invitation be made by a licensed broker or dealer and a dealer manager participating in the Invitation or any affiliate of any such dealer manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Invitation, as the case may be, shall be deemed to be made by such dealer manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Invitation in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication is, nor any other offer material relating to the Invitation will be, made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (a) are outside the United Kingdom; or (b) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

*          *          *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.